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                           June 3, 2021

       Marc Bedard
       Chief Executive Officer
       The Lion Electric Company
       921 chemin de la Rivi  re-du-Nord
       Saint-J  r  me (Qu  bec) J7Y 5G2

                                                        Re: The Lion Electric
Company
                                                            Registration
Statement on Form F-1
                                                            Filed May 28, 2021
                                                            File No. 333-256633

       Dear Mr. Bedard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eiko
Yaoita Pyles at 202-551-3587 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing